EXHIBIT 12

STATEMENTS RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(a)

Sunoco, Inc. and Subsidiaries

(Millions of Dollars, Except Ratios)

	For the Nine Months Ended September 30
	2006	2005
	(UNAUDITED)
Fixed Charges:
Consolidated interest cost and debt expense	$78	$71
Interest allocable to rental expense(b)	50	48

Total	$128	$119

Earnings:
Consolidated income before income tax expense	$1,388	$1,112
Minority interest in net income of subsidiaries having fixed charges	26	24
Proportionate share of income tax expense of 50 percent-owned-but-not-controlled investees	3	2
Equity income of less-than-50-percent-owned investees	(11)	(11)
Dividends received from less-than-50-percent-owned investees	9	10
Fixed charges	128	119
Interest capitalized	(10)	(20)
Amortization of previously capitalized interest	3	2

Total	$1,536	$1,238

Ratio of Earnings to Fixed Charges	12.00	10.40

(a)	The consolidated financial statements of Sunoco, Inc. and subsidiaries contain the accounts of all entities that are controlled and variable interest entities for which the Company is the primary beneficiary. Corporate joint ventures and other investees over which the Company has the ability to exercise significant influence that are not consolidated are accounted for by the equity method.

(b)	Represents one-third of total operating lease rental expense which is that portion deemed to be interest.